December 9, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Cushman & Wakefield Ltd. Request for Withdrawal of Filing of POS AM (Registration No. 333- 279526)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Cushman & Wakefield Ltd. (the “Company”) respectfully requests the immediate withdrawal of the above-referenced amendment to its registration statement on Form S-3, together with all exhibits thereto (the “Amendment”), filed with the Securities and Exchange Commission on November 28, 2025. No securities were sold pursuant to the Amendment.

The Company’s Amendment was inadvertently filed as a post-effective amendment using the EDGAR form type, “POS AM”, rather than “POS ASR”. The Company refiled the amendment as a “POS ASR” on December 8, 2025.

Thank you for your assistance in this matter.

Sincerely,

Cushman & Wakefield Ltd.

By:	/s/ Steven R. Belew
Name:	Steven R. Belew
Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary